UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. - In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

PUBLICLY-HELD COMPANY

FINAL DETAILED VOTING CHART

Final detailed voting chart of the Extraordinary Shareholders’ Meeting held on October 16, 2020, at 11 a.m., at the headquarters of the Company, located at Rua do Lavradio, 71, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, including votes cast through remote voting ballots.

Oi S.A. - In Judicial Reorganization
Extraordinary Shareholders’ Meeting held on October 16, 2020 11 a.m.

	Capital Stock		Treasury Shares	Capital Stock without Treasury Shares
	Common Shares	5,796,477,760	30,595	5,796,447,165
	Preferred Shares	157,727,241	1,811,755	155,915,486
SEQ.	Individual/Corporate Taxpayers’ Registry No. (CPF/CNPJ)		TOTAL SHARES (COMMON + PREFERRED)	AGENDA
			1. Amendment to article 64 of the Company’s Bylaws	2. Election of the members of the Company’s Board of Directors through the multiple voting process
				Candidate	Number of votes

1.	55237	1,145,780,592	Approve	Reject	Abstain	Eleazar de Carvalho Filho	1,226,856,388
						Henrique Jose Fernandes Luz	1,226,856,388
						Marcos Bastos Rocha	1,226,856,388
						Marcos Grodetzky	1,226,856,388
						Maria Helena dos Santos Fernandes de Santana	1,226,856,388
						Paulino do Rego Barros Junior	1,226,856,388
						Roger Solé Rafols	1,226,856,388
						Claudia Quintella Woods	1,226,856,388
						Armando Lins Netto	1,226,856,388
2.	28002	315,811,844	Approve			Luís Maria Viana Palha Da Silva	2,355,893,603
						Roberto Daniel Flesch	1,265,788,846
3.	28348	13,432,015	Approve
4.	55324	1,075,500	Approve			Eleazar de Carvalho Filho	1,314,500
						Henrique Jose Fernandes Luz	1,314,500
						Marcos Bastos Rocha	1,314,500
						Marcos Grodetzky	1,314,500
						Maria Helena dos Santos Fernandes de Santana	1,314,500
						Paulino do Rego Barros Junior	1,314,500
						Roger Solé Rafols	1,314,500
						Claudia Quintella Woods	1,314,500
						Armando Lins Netto	1,314,500
5.	77077	864,800	Approve			Eleazar de Carvalho Filho	1,056,978
						Henrique Jose Fernandes Luz	1,056,978
						Marcos Bastos Rocha	1,056,978
						Marcos Grodetzky	1,056,978
						Maria Helena dos Santos Fernandes de Santana	1,056,978
						Paulino do Rego Barros Junior	1,056,978
						Roger Solé Rafols	1,056,978
						Claudia Quintella Woods	1,056,978
						Armando Lins Netto	1,056,978
6.	14171	171,106	Approve			Eleazar de Carvalho Filho	209,130
						Henrique Jose Fernandes Luz	209,130
						Marcos Bastos Rocha	209,130
						Marcos Grodetzky	209,130
						Maria Helena dos Santos Fernandes de Santana	209,130
						Paulino do Rego Barros Junior	209,130
						Roger Solé Rafols	209,130
						Claudia Quintella Woods	209,130
						Armando Lins Netto	209,130

7.	81657	663,300	Approve	Eleazar de Carvalho Filho	810,700
				Henrique Jose Fernandes Luz	810,700
				Marcos Bastos Rocha	810,700
				Marcos Grodetzky	810,700
				Maria Helena dos Santos Fernandes de Santana	810,700
				Paulino do Rego Barros Junior	810,700
				Roger Solé Rafols	810,700
				Claudia Quintella Woods	810,700
				Armando Lins Netto	810,700
8.	35394	3,773,500	Approve	Eleazar de Carvalho Filho	4,612,056
				Henrique Jose Fernandes Luz	4,612,056
				Marcos Bastos Rocha	4,612,056
				Marcos Grodetzky	4,612,056
				Maria Helena dos Santos Fernandes de Santana	4,612,056
				Paulino do Rego Barros Junior	4,612,056
				Roger Solé Rafols	4,612,056
				Claudia Quintella Woods	4,612,056
				Armando Lins Netto	4,612,056
9.	31556	550,000	Approve	Eleazar de Carvalho Filho	672,222
				Henrique Jose Fernandes Luz	672,222
				Marcos Bastos Rocha	672,222
				Marcos Grodetzky	672,222
				Maria Helena dos Santos Fernandes de Santana	672,222
				Paulino do Rego Barros Junior	672,222
				Roger Solé Rafols	672,222
				Claudia Quintella Woods	672,222
				Armando Lins Netto	672,222
10.	18281	951,200	Approve	Eleazar de Carvalho Filho	1,162,578
				Henrique Jose Fernandes Luz	1,162,578
				Marcos Bastos Rocha	1,162,578
				Marcos Grodetzky	1,162,578
				Maria Helena dos Santos Fernandes de Santana	1,162,578
				Paulino do Rego Barros Junior	1,162,578
				Roger Solé Rafols	1,162,578
				Claudia Quintella Woods	1,162,578
				Armando Lins Netto	1,162,578
11.	68856	631,400	Approve	Eleazar de Carvalho Filho	771,711
				Henrique Jose Fernandes Luz	771,711
				Marcos Bastos Rocha	771,711
				Marcos Grodetzky	771,711
				Maria Helena dos Santos Fernandes de Santana	771,711
				Paulino do Rego Barros Junior	771,711
				Roger Solé Rafols	771,711
				Claudia Quintella Woods	771,711
				Armando Lins Netto	771,711

12.	17786	606,500	Approve	Eleazar de Carvalho Filho	741,278
				Henrique Jose Fernandes Luz	741,278
				Marcos Bastos Rocha	741,278
				Marcos Grodetzky	741,278
				Maria Helena dos Santos Fernandes de Santana	741,278
				Paulino do Rego Barros Junior	741,278
				Roger Solé Rafols	741,278
				Claudia Quintella Woods	741,278
				Armando Lins Netto	741,278
13.	13136	1,689,200	Approve	Eleazar de Carvalho Filho	2,064,578
				Henrique Jose Fernandes Luz	2,064,578
				Marcos Bastos Rocha	2,064,578
				Marcos Grodetzky	2,064,578
				Maria Helena dos Santos Fernandes de Santana	2,064,578
				Paulino do Rego Barros Junior	2,064,578
				Roger Solé Rafols	2,064,578
				Claudia Quintella Woods	2,064,578
				Armando Lins Netto	2,064,578
14.	92717	2,146,700	Approve	Eleazar de Carvalho Filho	2,623,744
				Henrique Jose Fernandes Luz	2,623,744
				Marcos Bastos Rocha	2,623,744
				Marcos Grodetzky	2,623,744
				Maria Helena dos Santos Fernandes de Santana	2,623,744
				Paulino do Rego Barros Junior	2,623,744
				Roger Solé Rafols	2,623,744
				Claudia Quintella Woods	2,623,744
				Armando Lins Netto	2,623,744
15.	11175	330,100	Approve	Eleazar de Carvalho Filho	403,456
				Henrique Jose Fernandes Luz	403,456
				Marcos Bastos Rocha	403,456
				Marcos Grodetzky	403,456
				Maria Helena dos Santos Fernandes de Santana	403,456
				Paulino do Rego Barros Junior	403,456
				Roger Solé Rafols	403,456
				Claudia Quintella Woods	403,456
				Armando Lins Netto	403,456

16.	10756	3,245,233	Approve	Eleazar de Carvalho Filho	3,966,396
				Henrique Jose Fernandes Luz	3,966,396
				Marcos Bastos Rocha	3,966,396
				Marcos Grodetzky	3,966,396
				Maria Helena dos Santos Fernandes de Santana	3,966,396
				Paulino do Rego Barros Junior	3,966,396
				Roger Solé Rafols	3,966,396
				Claudia Quintella Woods	3,966,396
				Armando Lins Netto	3,966,396
17.	35372	854,700	Approve	Eleazar de Carvalho Filho	1,044,633
				Henrique Jose Fernandes Luz	1,044,633
				Marcos Bastos Rocha	1,044,633
				Marcos Grodetzky	1,044,633
				Maria Helena dos Santos Fernandes de Santana	1,044,633
				Paulino do Rego Barros Junior	1,044,633
				Roger Solé Rafols	1,044,633
				Claudia Quintella Woods	1,044,633
				Armando Lins Netto	1,044,633
18.	97548	49,426,178	Approve	Eleazar de Carvalho Filho	60,409,773
				Henrique Jose Fernandes Luz	60,409,773
				Marcos Bastos Rocha	60,409,773
				Marcos Grodetzky	60,409,773
				Maria Helena dos Santos Fernandes de Santana	60,409,773
				Paulino do Rego Barros Junior	60,409,773
				Roger Solé Rafols	60,409,773
				Claudia Quintella Woods	60,409,773
				Armando Lins Netto	60,409,773
19.	10841	191,404	Approve	Eleazar de Carvalho Filho	233,938
				Henrique Jose Fernandes Luz	233,938
				Marcos Bastos Rocha	233,938
				Marcos Grodetzky	233,938
				Maria Helena dos Santos Fernandes de Santana	233,938
				Paulino do Rego Barros Junior	233,938
				Roger Solé Rafols	233,938
				Claudia Quintella Woods	233,938
				Armando Lins Netto	233,938
20.	11228	749,600	Approve	Eleazar de Carvalho Filho	916,178
				Henrique Jose Fernandes Luz	916,178
				Marcos Bastos Rocha	916,178
				Marcos Grodetzky	916,178
				Maria Helena dos Santos Fernandes de Santana	916,178
				Paulino do Rego Barros Junior	916,178
				Roger Solé Rafols	916,178
				Claudia Quintella Woods	916,178
				Armando Lins Netto	916,178

21.	35806	25,700	Approve	Eleazar de Carvalho Filho	31,411
				Henrique Jose Fernandes Luz	31,411
				Marcos Bastos Rocha	31,411
				Marcos Grodetzky	31,411
				Maria Helena dos Santos Fernandes de Santana	31,411
				Paulino do Rego Barros Junior	31,411
				Roger Solé Rafols	31,411
				Claudia Quintella Woods	31,411
				Armando Lins Netto	31,411
22.	22935	59,300	Approve	-
23.	18924	2,755,300	Approve	-
24.	12318	15,968,800	Approve	-
25.	21141	569,300	Approve	-
26.	58396	40,613,300	Approve	-
27.	19384	72,424,054	Approve	Eleazar de Carvalho Filho	88,518,288
				Henrique Jose Fernandes Luz	88,518,288
				Marcos Bastos Rocha	88,518,288
				Marcos Grodetzky	88,518,288
				Maria Helena dos Santos Fernandes de Santana	88,518,288
				Paulino do Rego Barros Junior	88,518,288
				Roger Solé Rafols	88,518,288
				Claudia Quintella Woods	88,518,288
				Armando Lins Netto	88,518,288
28.	71409	9,325	Approve	-
29.	71409	940	Approve	-
30.	83609	2,488,900	Approve	-
31.	93490	3,647,756	Approve	-
32.	15594	600,600	Approve	-
33.	16878	2,491,000	Approve	-
34.	18048	9,112,595	Approve	Eleazar de Carvalho Filho	11,137,616
				Henrique Jose Fernandes Luz	11,137,616
				Marcos Bastos Rocha	11,137,616
				Marcos Grodetzky	11,137,616
				Maria Helena dos Santos Fernandes de Santana	11,137,616
				Paulino do Rego Barros Junior	11,137,616
				Roger Solé Rafols	11,137,616
				Claudia Quintella Woods	11,137,616
				Armando Lins Netto	11,137,616

35.	20544	4,351,200	Approve	-
36.	27074	100,446,047	Approve	Eleazar de Carvalho Filho	122,767,390
				Henrique Jose Fernandes Luz	122,767,390
				Marcos Bastos Rocha	122,767,390
				Marcos Grodetzky	122,767,390
				Maria Helena dos Santos Fernandes de Santana	122,767,390
				Paulino do Rego Barros Junior	122,767,390
				Roger Solé Rafols	122,767,390
				Claudia Quintella Woods	122,767,390
				Armando Lins Netto	122,767,390
37.	31064	152,853	Approve	-
38.	31717	148,100	Approve	-
39.	33464	76,800	Approve	-
40.	14623	1,207,500	Approve	Eleazar de Carvalho Filho	1,108,341
				Henrique Jose Fernandes Luz	1,108,341
				Marcos Bastos Rocha	1,108,341
				Marcos Grodetzky	1,108,341
				Maria Helena dos Santos Fernandes de Santana	1,108,341
				Paulino do Rego Barros Junior	1,108,341
				Roger Solé Rafols	1,108,341
				Claudia Quintella Woods	1,108,341
				Armando Lins Netto	1,108,341
				Mateus Affonso Bandeira	1,108,341
				Luís Maria Viana Palha Da Silva	1,108,341
				Roberto Daniel Flesch	1,108,341
41.	79149	9,398,075	Approve	Mateus Affonso Bandeira	103,378,825
42.	17373	6,206,567	Approve	Mateus Affonso Bandeira	68,272,237
43.	32772	3,969,570	Approve	Mateus Affonso Bandeira	43,665,270
44.	11228	1,324,988	Approve	Mateus Affonso Bandeira	14,574,868

45.	76590	3,210,045	Approve	Eleazar de Carvalho Filho	2,959,632
				Henrique Jose Fernandes Luz	2,959,632
				Marcos Bastos Rocha	2,959,632
				Marcos Grodetzky	2,959,632
				Maria Helena dos Santos Fernandes de Santana	2,959,632
				Paulino do Rego Barros Junior	2,959,632
				Roger Solé Rafols	2,959,632
				Claudia Quintella Woods	2,959,632
				Armando Lins Netto	2,959,632
				Mateus Affonso Bandeira	8,630,404
46.	33600	41,790,877	Approve	Eleazar de Carvalho Filho	38,578,225
				Henrique Jose Fernandes Luz	38,578,225
				Marcos Bastos Rocha	38,578,225
				Marcos Grodetzky	38,578,225
				Maria Helena dos Santos Fernandes de Santana	38,578,225
				Paulino do Rego Barros Junior	38,578,225
				Roger Solé Rafols	38,578,225
				Claudia Quintella Woods	38,578,225
				Armando Lins Netto	38,578,225
				Mateus Affonso Bandeira	112,495,614
47.	33589	85,024,153	Approve	Eleazar de Carvalho Filho	78,487,967
				Henrique Jose Fernandes Luz	78,487,967
				Marcos Bastos Rocha	78,487,967
				Marcos Grodetzky	78,487,967
				Maria Helena dos Santos Fernandes de Santana	78,487,967
				Paulino do Rego Barros Junior	78,487,967
				Roger Solé Rafols	78,487,967
				Claudia Quintella Woods	78,487,967
				Armando Lins Netto	78,487,967
				Mateus Affonso Bandeira	228,873,980
48.	18543	75,276,008	Approve	Eleazar de Carvalho Filho	70,583,817
				Henrique Jose Fernandes Luz	70,583,817
				Marcos Bastos Rocha	70,583,817
				Marcos Grodetzky	70,583,817
				Maria Helena dos Santos Fernandes de Santana	70,583,817
				Paulino do Rego Barros Junior	70,583,817
				Roger Solé Rafols	70,583,817
				Claudia Quintella Woods	70,583,817
				Armando Lins Netto	70,583,817
				Mateus Affonso Bandeira	196,255,390

49.	69649	76,480,092	Approve	Eleazar de Carvalho Filho	76,874,305
				Henrique Jose Fernandes Luz	76,874,305
				Marcos Bastos Rocha	76,874,305
				Marcos Grodetzky	76,874,305
				Maria Helena dos Santos Fernandes de Santana	76,874,305
				Paulino do Rego Barros Junior	76,874,305
				Roger Solé Rafols	76,874,305
				Claudia Quintella Woods	76,874,305
				Armando Lins Netto	76,874,305
				Mateus Affonso Bandeira	153,744,610
50.	28260	56,091,885	Approve	Eleazar de Carvalho Filho	68,556,748
				Henrique Jose Fernandes Luz	68,556,748
				Marcos Bastos Rocha	68,556,748
				Marcos Grodetzky	68,556,748
				Maria Helena dos Santos Fernandes de Santana	68,556,748
				Paulino do Rego Barros Junior	68,556,748
				Roger Solé Rafols	68,556,748
				Claudia Quintella Woods	68,556,748
				Armando Lins Netto	68,556,748
51.	97208	16,908,515	Approve	Eleazar de Carvalho Filho	20,665,963
				Henrique Jose Fernandes Luz	20,665,963
				Marcos Bastos Rocha	20,665,963
				Marcos Grodetzky	20,665,963
				Maria Helena dos Santos Fernandes de Santana	20,665,963
				Paulino do Rego Barros Junior	20,665,963
				Roger Solé Rafols	20,665,963
				Claudia Quintella Woods	20,665,963
				Armando Lins Netto	20,665,963
52.	71102	11,853,844	Approve	Eleazar de Carvalho Filho	14,488,031
				Henrique Jose Fernandes Luz	14,488,031
				Marcos Bastos Rocha	14,488,031
				Marcos Grodetzky	14,488,031
				Maria Helena dos Santos Fernandes de Santana	14,488,031
				Paulino do Rego Barros Junior	14,488,031
				Roger Solé Rafols	14,488,031
				Claudia Quintella Woods	14,488,031
				Armando Lins Netto	14,488,031
53.	11069	55,000	Approve	-
54.	17201	338,000	Approve	-
55.	53463	58,000,000	Approve	Mateus Affonso Bandeira	638,000,000
56.	35522	1,200,000	Approve	Mateus Affonso Bandeira	3,200,000

57.	27692	7	Approve	Eleazar de Carvalho Filho	7
				Henrique Jose Fernandes Luz	7
				Marcos Bastos Rocha	7
				Marcos Grodetzky	7
				Maria Helena dos Santos Fernandes de Santana	7
				Paulino do Rego Barros Junior	7
				Roger Solé Rafols	7
				Claudia Quintella Woods	7
				Armando Lins Netto	7
				Mateus Affonso Bandeira	7
				Roberto Daniel Flesch	7
58.	22385	5,800,000	Approve	Eleazar de Carvalho Filho	5,800,000
				Henrique Jose Fernandes Luz	5,800,000
				Marcos Bastos Rocha	5,800,000
				Marcos Grodetzky	5,800,000
				Maria Helena dos Santos Fernandes de Santana	5,800,000
				Paulino do Rego Barros Junior	5,800,000
				Roger Solé Rafols	5,800,000
				Claudia Quintella Woods	5,800,000
				Armando Lins Netto	5,800,000
				Mateus Affonso Bandeira	5,800,000
				Luís Maria Viana Palha Da Silva	5,800,000
59.	24245	25,000	Approve	Eleazar de Carvalho Filho	5,000
				Henrique Jose Fernandes Luz	5,000
				Marcos Bastos Rocha	5,000
				Marcos Grodetzky	5,000
				Maria Helena dos Santos Fernandes de Santana	5,000
60.	24119	9,905,000	Approve	Eleazar de Carvalho Filho	12,106,111
				Henrique Jose Fernandes Luz	12,106,111
				Marcos Bastos Rocha	12,106,111
				Marcos Grodetzky	12,106,111
				Maria Helena dos Santos Fernandes de Santana	12,106,111
				Paulino do Rego Barros Junior	12,106,111
				Roger Solé Rafols	12,106,111
				Claudia Quintella Woods	12,106,111
				Armando Lins Netto	12,106,111

61.	26491	223,621,900	Approve	Eleazar de Carvalho Filho	273,315,655
				Henrique Jose Fernandes Luz	273,315,655
				Marcos Bastos Rocha	273,315,655
				Marcos Grodetzky	273,315,655
				Maria Helena dos Santos Fernandes de Santana	273,315,655
				Paulino do Rego Barros Junior	273,315,655
				Roger Solé Rafols	273,315,655
				Claudia Quintella Woods	273,315,655
				Armando Lins Netto	273,315,655
62.	30995	4,239,700	Approve	Eleazar de Carvalho Filho	5,181,855
				Henrique Jose Fernandes Luz	5,181,855
				Marcos Bastos Rocha	5,181,855
				Marcos Grodetzky	5,181,855
				Maria Helena dos Santos Fernandes de Santana	5,181,855
				Paulino do Rego Barros Junior	5,181,855
				Roger Solé Rafols	5,181,855
				Claudia Quintella Woods	5,181,855
				Armando Lins Netto	5,181,855
63.	37058	4,172,500	Approve	Eleazar de Carvalho Filho	5,099,722
				Henrique Jose Fernandes Luz	5,099,722
				Marcos Bastos Rocha	5,099,722
				Marcos Grodetzky	5,099,722
				Maria Helena dos Santos Fernandes de Santana	5,099,722
				Paulino do Rego Barros Junior	5,099,722
				Roger Solé Rafols	5,099,722
				Claudia Quintella Woods	5,099,722
				Armando Lins Netto	5,099,722
64.	35704	37,600	Approve	Eleazar de Carvalho Filho	45,955
				Henrique Jose Fernandes Luz	45,955
				Marcos Bastos Rocha	45,955
				Marcos Grodetzky	45,955
				Maria Helena dos Santos Fernandes de Santana	45,955
				Paulino do Rego Barros Junior	45,955
				Roger Solé Rafols	45,955
				Claudia Quintella Woods	45,955
				Armando Lins Netto	45,955

65.	36352	44,400	Approve	Eleazar de Carvalho Filho	54,266
				Henrique Jose Fernandes Luz	54,266
				Marcos Bastos Rocha	54,266
				Marcos Grodetzky	54,266
				Maria Helena dos Santos Fernandes de Santana	54,266
				Paulino do Rego Barros Junior	54,266
				Roger Solé Rafols	54,266
				Claudia Quintella Woods	54,266
				Armando Lins Netto	54,266
66.	35400	158,800	Approve	Eleazar de Carvalho Filho	194,088
				Henrique Jose Fernandes Luz	194,088
				Marcos Bastos Rocha	194,088
				Marcos Grodetzky	194,088
				Maria Helena dos Santos Fernandes de Santana	194,088
				Paulino do Rego Barros Junior	194,088
				Roger Solé Rafols	194,088
				Claudia Quintella Woods	194,088
				Armando Lins Netto	194,088
67.	28678	23,144,380	Approve	Mateus Affonso Bandeira	254,588,180
68.	50061	17,501,700	Approve	Mateus Affonso Bandeira	192,518,700
69.	55538	3,000,000	Approve	Mateus Affonso Bandeira	33,000,000
70.	28470	15,821,500	Approve	Mateus Affonso Bandeira	174,036,500
71.	14507	7,846,800	Approve	Mateus Affonso Bandeira	86,314,800
72.	32240	1,553,900	Approve	Mateus Affonso Bandeira	17,092,900
73.	11794	612,400	Approve	Mateus Affonso Bandeira	6,736,400
74.	36617	353,900	Approve	Mateus Affonso Bandeira	3,892,900
75.	11865	130,600	Approve	Mateus Affonso Bandeira	1,436,600
76.	12287	9,800	Approve	Mateus Affonso Bandeira	107,800
77.	13962	2,100,200	Approve	Mateus Affonso Bandeira	23,102,200
78.	32240	2,674,800	Approve	Mateus Affonso Bandeira	29,422,800

79.	24065	89,000	Approve	Eleazar de Carvalho Filho	81,583
				Henrique Jose Fernandes Luz	81,583
				Marcos Bastos Rocha	81,583
				Marcos Grodetzky	81,583
				Maria Helena dos Santos Fernandes de Santana	81,583
				Paulino do Rego Barros Junior	81,583
				Roger Solé Rafols	81,583
				Claudia Quintella Woods	81,583
				Armando Lins Netto	81,583
				Mateus Affonso Bandeira	81,583
				Luís Maria Viana Palha Da Silva	81,583
				Roberto Daniel Flesch	81,583

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer